UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 3)*
Under the Securities Exchange Act of 1934
Regency Energy Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

75885Y 10 7
(CUSIP Number)

Tyson Yates Regency LP Acquirer, L.P. Stamford, Connecticut 06927 (203) 961-5963
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 75885Y 10 7			13D	Page 2 of _ Pages

NAME OF REPORTING PERSONS:
1	Regency LP Acquirer, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, OO (contribution from owners)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

17,705,796*
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		0
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		17,705,796*
	WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,705,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%
14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of Subordinated Units of the Issuer that are convertible into Common Units.  See Item 1.

SCHEDULE 13D

CUSIP NO. 75885Y 10 7			13D	Page 3 of _ Pages

NAME OF REPORTING PERSONS:
1	EFS Regency GP Holdco II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

17,705,796*
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		0
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		17,705,796*
	WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,705,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%
14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of Subordinated Units of the Issuer owned by Regency LP Acquiror LP that are convertible into Common Units.  See Item 1.

SCHEDULE 13D

CUSIP NO. 75885Y 10 7			13D	Page 4 of _ Pages

NAME OF REPORTING PERSONS:
1	Aircraft Services Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
		7	SOLE VOTING POWER

22,406,830*
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		0
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		22,406,830*
	WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,406,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.5%
14	TYPE OF REPORTING PERSON

HC, CO
* The number and percentage of Common Units of the Issuer reported as beneficially owned on this page is comprised of 17,705,796 Subordinated Units of the Issuer owned by Regency LP Acquiror LP and 4,701,034 Common Units owned by ASC Hugoton LLC.
See Item 1.

SCHEDULE 13D

CUSIP NO. 75885Y 10 7			13D	Page 5 of _ Pages

NAME OF REPORTING PERSONS:
1	ASC Hugoton LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

4,701,034
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		0
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		4,701,034
	WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,701,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

HC, CO

Introduction

This Amendment  No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007 (the “Initial Schedule 13D”), the Amendment No. 1 to Schedule 13D filed on December 14, 2007, as well as the Amendment No. 2 to Schedule 13D filed on January 10, 2008 (collectively, “Schedule 13D”).  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 1.   Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D relates to the common units (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The total number of Common Units reported as beneficially owned in this Amendment is 22,406,830, which constitutes approximately 35.5% of the total number of Common Units outstanding, with the Class E Units having been converted into Common Units, and assuming the Subordinated Units (defined below) were converted into Common Units.  This number and percentage is comprised of 17,705,796 subordinated units (the “Subordinated Units”), and 4,701,034 Common Units of the Issuer (the “Common Units”).  On April 21, 2008, ASC Hugoton LLC converted 4,701,034 Class E Common Units of the Issuer to 4,701,034 Common Units.  The beneficial ownership reported in this Schedule 13D assumes that at the date hereof there were 45,405,054 Common Units outstanding (not including the Subordinated Units but reflecting the conversion of the Class E units). The Common Units represent limited partner interests in the Issuer.

Item 2.   Identity and Background.

(a)
This Amendment is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”);

(ii)	EFS Regency GP Holdco II, LLC, a Delaware limited liability company (the “LP Holdings GP,” and collectively with LP Holdings, the “LP Holdings Entities”); and

(iii)	Aircraft Services Corporation, a Nevada corporation (“ASC”).

(iv)	ASC Hugoton LLC (“ASC Hugoton”), a Delaware limited liability company

The persons listed in (i) through (iv) above are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons was set forth on Schedule A, attached to the Schedule 13D, which is incorporated herein by reference.

(b)	(i)	The address of the principal business office of each of the LP Holdings Entities, ASC, and ASC Hugoton LLC is as follows:

120 Long Ridge Road
Stamford, Connecticut 06927

(c)	(i)
LP Holdings was formed to acquire the Subordinated Units, and LP Holdings is the sole record owner of the Subordinated Units reported as beneficially owned in this Schedule 13D. LP Holdings GP was formed to be the general partner of LP Holdings.

(ii)	ASC is a holding company owned indirectly by General Electric Company, a New York corporation.

(iii)
ASC Hugoton is a wholly owned subsidiary of ASC, a Delaware limited liability company.  ASC Hugoton was the sole record owner of the Class E Units that were converted into Common Units reported as beneficially owned in this Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 21, 2008, ASC Hugoton converted its 4,701,034 Class E Units into 4,701,034 Common Units.  No consideration was payable upon conversion.

Item 5.   Interest in Securities of Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)	(i)
LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 17,705,796 Subordinated Units.  These units represent 28.1% of the Outstanding Common Units, assuming the conversion of the Subordinated Units held by the Reporting Persons.

(ii)
LP Holdings GP does not directly own any Common Units or Subordinated Units. By virtue of being the sole general partner of LP Holdings, LP Holdings GP may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings (28.1%).

(iii) ASC Hugoton is the sole record owner of, and has the sole power to vote and dispose of, 4,701,034 Common Units. These units represent 7.4% of the outstanding Common Units.

(iv)
ASC does not directly own any Common Units, or Subordinated Units. By virtue of being the sole member of LP Holdings GP, ASC may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings.  By virtue of being the sole member and manager of ASC Hugoton, ASC may be deemed to possess sole voting and dispositive powers with respect to the 4,701,034 Common Units held by ASC Hugoton (collectively, 35.5%).

(c)	Other than as described in Item 3, none.

(d)	Not applicable.

Item 6.   Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

Exhibit A	—	Joint Filing Agreement.*

*        Filed herewith

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   April 21, 2008

Regency LP Acquirer, L.P.

By:          EFS Regency GP Holdco II, LLC
Its General Partner

By:          Aircraft Services Corporation
its Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

EFS Regency GP Holdco II, LLC

By:          Aircraft Services Corporation
its Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

Aircraft Services Corporation

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

ASC Hugoton LLC

By:          Aircraft Services Corporation
its Sole Member and Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree as follows:

           (i)     Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

           (ii)    Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:   April 21, 2008

Regency LP Acquirer, L.P.

By:          EFS Regency GP Holdco II, LLC
Its General Partner

By:          Aircraft Services Corporation
its Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

EFS Regency GP Holdco II, LLC

By:          Aircraft Services Corporation
its Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

Aircraft Services Corporation

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President

ASC Hugoton LLC

By:          Aircraft Services Corporation
its Sole Member and Managing Member

By:           /s/ Tyson Yates
Name:         Tyson Yates
Title:           Vice President